Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com

2 October 2006

Ref: ZM/SEC/021006

RECEIVED
2006 OCT 16 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06017409

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

OP03S4.1

RECEIVED

2006 OCT 16 P 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Phytopharm PLC - Blocklisting Interim Review

RNS Number:1014J
Phytopharm PLC
18 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 18 September 2006

1. Name of applicant:	Phytopharm plc
2. Name of scheme	The Phytopharm 1996 Unapproved Discretionary Share Option
3. Period of return: From:	17 March 2006 To: 16 September 2006
4. Balance under scheme from previous return:	140,712 Ordinary Shares of 1 pence
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	Nil
6. Number of securities issued/ allotted under scheme during period:	Nil
7. Balance under scheme not yet issued / allotted at end of period	140,712 Ordinary shares of 1 pence
8. Number and class of securities originally listed and the date of admission	400,000 Ordinary Shares of 1 pence
9. Total number of securities in issue at the end of the period	51,180,893 Ordinary Shares of 1 pence
Name of contact	Zoe McGowan
Address of contact	Corpus Christi House, 9 West Street, Godmanchester
Telephone number of contact	01480 437697

Signed by

Company secretary
for and on behalf of

Name of applicant Phytopharm plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRUWRSRNWRKAAR

Phytopharm PLC - Board Changes

RNS Number:4631I
Phytopharm PLC
05 September 2006

Board Changes

GODMANCHESTER, Cambridgeshire, U.K. (5th September 2006) - Phytopharm plc (LSE: PYM; NASDAQBB: PHYOF; PHYOY) ('Phytopharm') announces that Gordon Stevens (non-executive Chairman) and Trevor Flanagan (non-executive Director) have today retired from the Board and that Paul Whitney (currently Deputy Chairman) has today stepped up to the role of non-executive Chairman.

This reorganisation follows the recent appointments of two non-executive Directors - Dr Peter Blower, former Director of New Neuroscience products at SmithKline Beecham, and Sandy Morrison, former CEO of Lipton Ltd, a Unilever subsidiary.

Gordon Stevens said; 'I am pleased to be handing over the Chairman's role to Paul Whitney. Phytopharm has an excellent team, and with the recent strong additions to the Board I believe the Company is well placed for much-deserved success.'

Paul Whitney said; 'On behalf of the Board of Phytopharm and myself personally, I would like to thank Gordon and Trevor for their enthusiasm and energy over the last 10 years. We wish them well in their future activities.'

NOTES TO EDITORS

Phytopharm plc

Phytopharm is a pharmaceutical company with a plant extract division. The pharmaceutical division is dedicated to the discovery and development of single chemicals as prescription medicines and the plant extract division is focussed on the development of plant extracts as functional foods and veterinary products.

More information concerning Phytopharm's activities can be found on its website at http://www.phytopharm.com

Company Contact:
Phytopharm plc
Dr Richard Dixey
+44 7867 782000
Dr Daryl Rees
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates / Ben Atwell
+44 207 831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END

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